SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: June 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Director’s Dealings: Adecco delists from New York Stock Exchange (NYSE) and ends US reporting obligations

Adecco delists from New York Stock Exchange (NYSE) and ends US reporting obligations

Glattbrugg, Switzerland, June 5, 2007: Adecco, the world leader in human resource (HR) services announced today that it completed the delisting of its American Depositary Shares (ADS) from the New York Stock Exchange (NYSE) on June 4, 2007. Adecco also terminated its American Depositary Receipts (ADR) program on June 4, 2007 and will today file the required form to terminate the registration of its shares under the US Securities Exchange Act of 1934 (Exchange Act).

The reasons for delisting and the termination of its ADR program were:

•	The average daily trading volume of shares represented by ADRs has declined since 2000 and accounted for approximately 1% of the total shares traded in 2006;

•	The majority of shares held by US domiciled investors are ordinary shares acquired through virt-x London and the Eurolist of Euronext Paris; and

•	Adecco is continuously seeking to optimize its costs.

By filing an application for the deregistration of its shares with the US Securities and Exchange Commission (SEC), Adecco’s US reporting obligations will be suspended with immediate effect and are expected to terminate following a ninety-day SEC waiting period.

Until December 4, 2007, holders will be entitled to exchange their ADRs for underlying Adecco ordinary shares. At the end of this period any remaining shares underlying the ADRs will be sold, the proceeds of sale will be held by JP Morgan Chase Bank, the depositary, and the ADRs will represent only the right to receive the cash proceeds of sale of the underlying shares on a pro rata basis.

Adecco plans to further develop its business operations in the US, but wishes to concentrate its trading volume at virt-x and the Eurolist, which reduces complexity and therefore costs. Adecco considers that US investors are an important part of its investor base and will maintain English language reporting and its relationship with US investors.

Following the delisting from the NYSE, Adecco S.A.’s common shares will continue to trade on virt-x and the Eurolist of Euronext Paris. The Company has not arranged for the listing and/or registration of the Company’s securities on another U.S. securities exchange or for quotation of the Company’s securities on any other quotation medium in the United States.

SOX Compliance

In March 2007 Adecco was certified for SOX (Sarbanes-Oxley)-404 compliance as of December 31, 2006. This demonstrates that Adecco has in place and is committed to maintain internal controls throughout its global organisation that meet the world’s highest standards. After delisting and deregistering in the United States Adecco will continue to provide a high standard of corporate governance, information and disclosure for all investors at least in line with current Swiss regulations and applicable rules of the stock exchanges Adecco shares are traded on.

About Adecco

Adecco is the world market leader in Human Resource services with sales of EUR 20.4 billion in 2006. The Adecco network connects over 700,000 associates with business clients each day through its network of 35,000 employees and 6,700 offices in over 70 countries and territories around the world. Headquartered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing solutions and career services to clients and associates.

Contacts:

Adecco Corporate Press Office

Axel.Schafmeister@adecco.com ; Tel. +41 (0) 44 878 8832

Adecco Corporate Investor Relations

Investor.relations@adecco.com ; Tel. +41 (0) 44 878 8925

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 5 June 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 5 June 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary